SECURITIES AND EXCHANGE COMMISSIONWashington, D.C.  20549
                         SCHEDULE 13DAmendment No. 19

                  Under the Securities Exchange Act of 1934

                              TOYS "R" US, INC.
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
                       (Title of Class and Securities)

                                  892335-10-0
                     (CUSIP Number of Class of Securities)

                          Hilda Kirschbaum Gerstein
                    President and Chief Executive Officer
                         Petrie Stores Corporation
                           70 Enterprise Avenue
                       Secaucus, New Jersey 07094
                               201-866-3600
          (Name, Address and Telephone Number of Person Authorized
                         to Receive Notices and Communications)

                                   Copy to:

                              Alan C. Myers, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York  10022
                               (212) 735-3000

                               January 24, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                             (  )

          Check the following box if a fee is being paid with this
          statement:                                        (  )



                                 SCHEDULE 13D

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Petrie Stores Corporation
                                     36-213-7966

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*    OO

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION
               New York

                                  7  SOLE VOTING POWER
                                        42,076,420
                 NUMBER OF
                  SHARES          8  SHARED VOTING POWER
              BENEFICIALLY               0
                 OWNED BY
                   EACH           9  SOLE DISPOSITIVE POWER
                 REPORTING              29,674,673
                  PERSON
                   WITH
                                  10 SHARED DISPOSITIVE POWER
                                        12,401,747

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    42,076,420

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
               EXCLUDES CERTAIN SHARES*                         ( )

           13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                    15.2%

           14  TYPE OF REPORTING PERSON*
                    CO



               This Amendment No. 19 amends and supplements the Statement on Schedule 13D, dated December 17, 1982, as heretofore amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by Petrie Stores Corporation, a New York corporation ("Petrie"), in connection with Petrie's ownership of shares of common stock, par value $.10 per share (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in this Statement.

          Item 1.   Security and Issuer.

               Item 1 is hereby amended as follows:

               The address of the principal executive offices of the Issuer is 461 From Road, Paramus, New Jersey 07652.

          Item 2.   Identity and Background.

               Item 2 is hereby amended as follows:

               (a)-(c), (f)   On December 9, 1994, Petrie
          consummated the sale of all of its and its subsidiaries' retail store operations to PS Stores Acquisition Corp., a Delaware corporation ("PS Stores").

               Information as to each of the executive officers and directors of Petrie is set forth on Schedule I hereto.
          Each such person is a citizen of the United States.

               The Estate of Milton Petrie (the "Estate") beneficially owns 28,111,274 shares of the common stock, par value $1.00 per share, of Petrie, constituting approximately 54% of the outstanding shares of common stock of Petrie.

               (d) During the last five years, neither Petrie nor, to the best of Petrie's knowledge, any of the individuals named in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the last five years, neither Petrie nor, to the best of Petrie's knowledge, any of the individuals named in Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.

               Item 3 is hereby amended as follows:

               On January 24, 1995, Petrie transferred to the Issuer 39,853,403 Shares plus $165 million in cash in exchange for 42,076,420 Shares. All of the Shares transferred by Petrie were purchased with funds from the general working capital of Petrie. The cash transferred by Petrie was obtained from the proceeds of the sale of Petrie's and its subsidiaries' retail store operations.

          Item 4.  Purpose of Transaction.

               Item 4 is hereby amended as follows:

               On January 24, 1995, Petrie exchanged with the Issuer 39,853,403 Shares plus $165,000,000 in cash for 42,076,420 Shares pursuant to the terms of an Acquisition Agreement, dated as of April 20, 1995 (the "Acquisition Agreement") and amended on May 10, 1994, by and between Petrie and the Issuer. The purpose of such exchange was to effect a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, and pursuant to the terms of a private letter ruling issued by the Internal Revenue Service on November 15, 1994. The Shares presently held by Petrie will eventually be distributed to Petrie's shareholders, except for such Shares as are retained to provide for the payment of Petrie's present and future actual and contingent liabilities. Petrie presently anticipates that its board of directors will meet during the next sixty days to determine the size of an initial distribution of the Shares to its shareholders and to set a record date for such distribution.

               Except as set forth in this Item 4, neither Petrie nor, to the best of Petrie's knowledge, the Estate nor any of the individuals named in Schedule I hereto, has any plans or proposals which related to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

               A copy of the Acquisition Agreement was previously filed as an exhibit to Amendment No. 17 to Petrie's Statement on Schedule 13D, filed with the Commission on April 22, 1994, and is incorporated herein by reference.

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a)-(b) Petrie beneficially owns 42,076,420 Shares, constituting approximately 15.2% of the 277,554,230 Shares outstanding on November 21, 1994 (as reported in the Issuer's Quarterly Report on Form 10-Q filed with Commission on December 15, 1994). Except as disclosed in Item 6, Petrie has sole voting and dispositive power with respect to such Shares. To the best of Petrie's knowledge, neither the Estate nor any of the individuals named in Schedule I hereto beneficially owns any Shares.

               (c) Except as disclosed in Item 4, neither Petrie nor, to the best of Petrie's knowledge, the Estate nor any of the individuals named in Schedule I hereto, has effected any transaction in the Shares during the past 60 days.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships With Respect to Securities of the
                    Issuer.

               Item 6 is hereby amended as follows:

               On January 24, 1995, Petrie delivered 3,493,450 Shares into an escrow account (the "Escrow Account") pursuant to an Escrow Agreement, dated as of January 24, 1995, between Petrie and Custodial Trust Company, as Escrow Agent (the "Escrow Agreement"). The Shares placed into the Escrow Account pursuant to the Escrow Agreement secure the payment of any of Petrie's liabilities arising under (i) the Acquisition Agreement, (ii) the Seller Indemnification Agreement, dated as of December 9, 1994, among Petrie, the Issuer, PS Stores, certain subsidiaries of PS Stores and Petrie Retail, Inc., a Delaware corporation, (iii) the Stock Purchase Agreement, dated as of August 23, 1994 and amended on November 3, 1994, by and between Petrie and WP Investors, Inc., a Delaware corporation (the "Stock Purchase Agreement"), and (iv) otherwise.

               On January 24, 1995, Petrie delivered 2,724,406 Shares into a collateral account (the "Collateral Account") pursuant to an Amended and Restated Cash Collateral and Pledge Agreement, dated as of December 9, 1994, as amended as of January 24, 1995, among Petrie, PS Stores, certain subsidiaries of PS Stores, and Custodial Trust Company, as Collateral Agent (the "Amended and Restated Cash Collateral Agreement"). The Shares placed into the Collateral Account pursuant to the Amended and Restated Cash Collateral Agreement secure the payment of any of Petrie's liabilities arising under (i) the Stock Purchase Agreement and (ii) the Cross-Indemnification and Procedure Agreement, dated as of December 9, 1994, between Petrie and PS Stores.

               Prior to distributing Shares to Petrie's shareholders, as discussed in Item 4, Petrie intends to enter into a hedge arrangement with a financial institution pursuant to which Petrie will put into place an arrangement which will hedge the value of the Shares in the Escrow Account and the Collateral Account. Petrie has agreed with the Issuer, pursuant to a letter agreement, dated as of January 24, 1995 (the "Side Letter Agreement"), that until such time as a hedge arrangement reasonably satisfactory to the Issuer is in place, it will retain either $177,500,000 in cash or Shares having a market value (as of January 20, 1995) of at least $355,000,000 (12,401,747 Shares). As indicated above,
          Petrie does not presently anticipate that there will be any distribution of Shares to its shareholders prior to the hedge arrangements being finalized.

               Each of the Amended and Restated Cash Collateral Agreement, the Escrow Agreement and the Side Letter Agreement, restricts, among other things, Petrie's ability to dispose of the Shares subject thereto. A copy of the Escrow Agreement is filed as Exhibit D to this Statement and is incorporated herein by reference. A copy of the Amended and Restated Cash Collateral Agreement is filed as Exhibit E to this Statement and is incorporated herein by reference. A copy of the Side Letter Agreement is filed as Exhibit F to this Statement and is incorporated herein by reference.

          Item 7.  Material to be Filed as Exhibits.

                    The following documents are attached hereto as
          Exhibits:

          Exhibit D      Escrow Agreement, dated as of January 24,
                         1995, between Petrie and Custodial Trust
                         Company, as Escrow Agent.

          Exhibit E      Amended and Restated Cash Collateral and
                         Pledge Agreement, dated as of December 9,
                         1994, as amended as of January 24, 1995, among Petrie, PS Stores, certain subsidiaries of PS Stores, and Custodial
                         Trust Company, as Collateral Agent.

          Exhibit F      Side Letter Agreement, dated as of January
                         24, 1995, between Petrie and the Issuer.


                                  SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS
                         OF PETRIE STORES CORPORATION

                    The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Petrie is set forth below. If no business address is given, the director's or officer's address is Petrie Stores Corporation, 70 Enterprise Avenue, Secaucus, New Jersey 07094. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Petrie. Directors of Petrie are indicated with an asterisk.

                                         Present Principal Occupation
                                              or Employment and
               Name and                Principal Business of Corporation
            Business Address           in Which Employment is Conducted

           Joseph H. Flom*             Partner, Skadden, Arps, Slate,
           Skadden, Arps, Slate,       Meagher & Flom (law firm and
           Meagher & Flom              counsel to Petrie)
           919 Third Avenue
           New York, NY 10022

           Hilda Kirschbaum Gerstein*  President and Chief Executive
                                       Officer of Petrie
           Alan C. Greenberg*          Chairman of the Board of The Bear
           The Bear Stearns Companies  Stearns Companies, Inc. (investment
           Inc.                        bank and financial advisors to
           245 Park Avenue             Petrie)
           New York, NY 10067

           Carroll Petrie*             Private Investor
           Jean Roberts*               Retired

           Dorothy Fink Stern*         Retired

           Laurence A. Tisch*          Chairman of the Board, Co-Chief
           CBS Inc.                    Executive Officer and a Director of
           51 West 52nd Street         Loews Corp. (diversified holding
           35th Floor                  company); Chairman of the Board,
           New York, NY 10019          President and Chief Executive
                                       Officer of CBS Inc. (television
                                       network and broadcaster); Chief
                                       Executive Officer of CNA Financial
                                       Corp (an insurance and financial
                                       services company)
           Raymond S. Troubh*          Financial Consultant
           10 Rockefeller Plaza
           New York, NY 10020



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  January 30, 1995

                                   PETRIE STORES CORPORATION

                                   By: /s/Hilda Kirschbaum Gerstein
                                       Name: Hilda Kirschbaum Gerstein
                                       Title: President and Chief
                                              Executive Officer


                                EXHIBIT INDEX


          Exhibit D      Escrow Agreement, dated as
                         of January 24, 1995, between
                         Petrie and Custodial Trust Company,
                         as Escrow Agent.

          Exhibit E      Amended and Restated Cash
                         Collateral and Pledge
                         Agreement, dated as of
                         December 9, 1994, as
                         amended as of January 24,
                         1995, among Petrie, PS
                         Stores, certain
                         subsidiaries of PS Stores,
                         and Custodial Trust
                         Company, as Collateral
                         Agent.

          Exhibit F      Side Letter Agreement, dated as of
                         January 24, 1995, between Petrie and
                         the Issuer.